Mail Stop 4561

June 9, 2006

By U.S. Mail and Facsimile to (205) 307-4122

Mr. Alton E. Yother
Executive Vice President and Controller
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **Re:** **AmSouth Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-07476**

Dear Mr. Yother:

　　We have reviewed your response dated May 11, 2006, and have the following comments. In our comments we are requesting you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　We note your response to prior comment 1. We understand your concern regarding the submission of information regarding litigation matters, which will ultimately become publicly available; however, such information may be submitted with a request for confidential treatment. Please submit the information requested in our prior comment letter, and consult your legal counsel regarding the procedures for filing such a request.

Note 19-Derivative Financial Agreements, page 114

2. We note your response to prior comment 2.   In a telephone conference with the staff on June 6, 2006 you clarified that AmSouth does not hold the option to call the debt.   The call option may be exercised by the underwriting bank and AmSouth has no involvement in the negotiations or option to exercise the call. If the underwriting bank chooses not to exercise the call option, the debt is subject to a mandatory put option at par on the coupon reset date (February 1, 2008). As a result, it does not appear that the call feature is a term extending option. We do not believe AmSouth qualifies for the shortcut method of accounting for this hedging relationship because it fails paragraph 68(d) of SFAS 133. As a result, we believe you should consider the assumption of "no hedge accounting" for purposes of assessing the materiality of this error. If you believe the impact is not material, please provide us your analysis of materiality covering all periods since inception of the hedging relationship, including annual and quarterly periods.

3. We note your response to prior comment 3. Paragraph 68(f) of SFAS 133 requires that the expiration date of the swap match the maturity date of the interest-bearing liability. DIG E4 clearly states that the verb "match" as used in paragraph 68 of SFAS 133 means to be exactly the same or correspond exactly. Given the difference in maturity date (one day), we do not believe AmSouth qualifies for the shortcut method of accounting for this hedging relationship. As a result, we believe you should calculate the impact of this error assuming you had properly documented a long haul method of accounting for measuring and assessing effectiveness and continue to use a long haul methodology, as opposed to the shortcut method of accounting, on a prospective basis. Please provide us your analysis of materiality if you do not believe the impact to historical periods is material.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant